EXHIBIT 4.4

ASSET PURCHASE AGREEMENT

PROCAM MACHINE LLC

and

MONROE MACHINED PRODUCTS, INC.

May 24, 2005

i

ii

SCHEDULES

Schedule 2.1	Equipment

Schedule 2.3(A)	Included Contracts

Schedule 2.3(B)	Excluded Contracts

Schedule 3.3	Retained Liabilities

Schedule 4.2	Purchase Price Allocation

Schedule 6	Seller’s Disclosure Memorandum

Schedule 7	Buyer’s Disclosure Memorandum

Schedule 9.5	Employees Subject to Non-Competes

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of May 24, 2005, by and between ProCam Machine LLC, a Washington limited liability company with its principal place of business at 18421 Bothell-Everett Hwy, Suite 150, Mill Creek, WA 98012 (“Seller”), and Monroe Machined Products, Inc., a Washington corporation with its principal offices at 1422 S. 192nd, Seatac, WA 98148 (“Buyer”).

1.0 Purpose

     Buyer desires to buy and Seller desires to sell all of Seller’s rights and assets (“the Assets”) and to assume certain liabilities (“Liabilities”) used or related to Seller’s precision machining and tooling business (the “Business”), and which are described in Sections 2.0 and 3.0 below.

2.0 Purchase and Sale of Assets

     Upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and Seller agrees to sell, transfer, assign and deliver to Buyer at Closing, the Assets, including:

     2.1 Equipment. All machinery, equipment, tools, dies, molds, fixtures, furniture, furnishings, and similar personal property (the “Equipment”) related to the Business, including without limitation the Equipment identified in Schedule 2.1 to this Agreement.

     2.2 Inventories. All finished goods, work in progress, raw materials, spare replacement and component parts, loaners and demonstration products, supplies and similar goods (the “Inventories”) related to the Business.

     2.3 Contracts. All contracts, purchase orders, customer orders, quotations and agreements related to the Business, including without limitation those identified in Schedule 2.3(A) to this Agreement, and excluding those identified in Schedule 2.3(B).

     2.4 Intellectual Property. All intangible assets and intellectual property of the Seller related to or used or useful in connection with the Business, including without limitation the patents, trademarks, copyrights and applications therefore, and goodwill, trade names, trade dress, logos, domain names, designs, programs, drawings, instructions, specifications, know how, trade secrets, in each instance related to, used or useful in connection with the Business.

     2.5 Accounts Receivable. All of Seller’s accounts receivable and pre-paid expenses.

     2.6 Miscellaneous Assets. All consents of government entities (including applications therefor), service materials, purchasing records, manufacturing, quality control and regulatory records, design and development records, accounting records, customer records, and all other books and records, warranties and indemnities, and similar rights related to the Business, subject only to Seller’s rights as set forth in Section 9.1 below.

     2.7 Excluded Assets. With the exception of the documents referenced in Section 9.1 hereto, all other assets are included in the sale.

3.0 Assumption of Liabilities

     Upon the terms and subject to the conditions of this Agreement, Seller assigns and Buyer agrees to pay, perform and otherwise discharge certain of Seller’s liabilities related to the Business, to the extent incurred or accrued prior to the Closing, including:

     3.1 Inventory/Purchasing. Seller’s obligations and liabilities related to commitments for inventories for the Business ordered by Seller in the ordinary course of business and not yet delivered as of Closing, and to supplier and subcontractors for services or work performed or to be performed in connection with the Business.

     3.2 Customer Obligations. Subject to the provisions of Section 4.2 herein, Seller’s obligations and liabilities related to customers or prospective customers for quotations, orders or contracts for products or services of the Business, or guarantees or warranties or other claims related thereto.

     3.3 Retained Liabilities. All other of Seller’s liabilities, including without limitation, those identified in Schedule 3.3 to this Agreement, are retained by Seller.

4.0 Purchase Price

     4.1 Purchase Price. In full consideration for purchase of the Assets and assumption of the Liabilities, subject to the terms and conditions of this Agreement, including specifically Section 4.2 herein, the Buyer shall pay to Seller the following amounts at Closing (the “Purchase Price”):

          4.1.1 ONE MILLION THREE HUNDRED THOUSAND DOLLARS ($1,300,000.00) for the Assets other than inventory and accounts receivable.

          4.1.2 The net difference, if positive, between, any accounts receivable of the Business collected during the six (6) months subsequent to Closing and earned by the Business prior to Closing, on the one hand, and any accounts payable of the Business paid by Buyer during the six (6) months subsequent to Closing, and accrued as the result of services or products provided to the Business prior to Closing (the “Net Accounts”). If, however, the Net Accounts shall result in a negative number, then that amount shall be deducted from the Purchase Price.

          4.1.3 The total value of the Inventories, calculated as the sum of the following:

                   4.1.3.1 For “Finished Goods” associated with the Business, the jointly audited values at Closing of such goods, to be calculated as follows:

o	if more then 18 months has passed since the last sale of such goods, and the Finished Good is not a repeating Customer Program part, then 5% of last offered price;

o	if more then 18 months has passed since the last sale of such goods and the Finished Good is a repeating Customer Program part, then 75% of last offered price;

o	if a Finished Good is jointly deemed by the parties to be obsolete, useful only for purpose of research and development, or hardware/parts without certification, then zero;

o	all repeating Customer Program parts with or without requirements, then the lesser of 85% of last price or cost of production of the part;

o	all hardware or parts usable for GD, Simula or Aerojet projects, then 75% of last purchase price;

o	all hardware not described above shall be valued at 5% of last purchase price;

                  4.1.3.2 For all “Works-In-Progress” associated with the Business, the jointly audited value at Closing of such works, to be calculated as follows:

o	the value of current jobs with open requirements shall be calculated based on the % of completion multiplied by the proposed sale price;

o	the value of any excess or “overbuilt” repeating Customer Program parts and incomplete parts in stores shall be calculated based on the % of completion multiplied by the proposed sale price;

o	all Works-In-Progress for repeating Customer Program parts without requirements shall be attributed a value based on the % of completion multiplied by 50% the proposed sale price;.

o	All Works-In-Process not described above shall be attributed a value of zero.

                  4.1.3.3 For all “Raw Materials” associated with the Business, the jointly audited value at Closing of such material, to be calculated as follows:

o	all Raw Material capable of filling an open requirement shall be valued at 100% of purchase price;

o	all Raw Material to be used on repeating Customer Program parts shall be valued at 85% of purchase price;

o	all other Raw Materials not described above shall be valued at 5% of purchase price.

     4.2 Holdback. At Closing, the amount of FIFTY THOUSAND DOLLARS ($50,000.00) (the “Holdback Amount”) shall be held back from Seller by Buyer and transmitted to Seller’s Counsel (as identified in Section 10.2) for retention in its trust account. On the six (6) month anniversary of the Closing (the “Holdback Period”), subject to the prior reasonable mutual agreement of Seller’s Counsel and Buyer’s Counsel (as identified in Section 10.2), Seller’s Counsel shall transmit to Seller the Holdback Amount, as that amount is calculated after deduction of the following amounts:

          4.2.1 any amounts reasonably paid by Buyer during the Holdback Period for documented claims by customers against warranties or guarantees offered by the Business or

Seller prior to Closing; provided that Buyer will provide Seller and Seller’s Counsel with fax notification of any such claims, and Seller shall provide Buyer with any objections or reasonable requests for further information regarding any such claim within five (5) business days of receipt of such notice, or such claim will be deemed to have been to be allowed for payment; and

          4.2.2 the purchase price of any inventory purchased from Seller and reasonably found by both parties to be obsolete (and not having been profitably sold at the conclusion of the Holdback Period after reasonable effort to do so), under Buyer’s standard, and commercially reasonable inventory practices and procedures.

     4.3 Purchase Price Allocation. The Purchase Price shall be allocated by the parties among the Assets in a manner which shall be mutually agreed upon and which shall be set forth in Schedule 4.2 to this Agreement, and shall be utilized by the parties for purposes of completing and filing Internal Revenue Service Form 8594 and for compliance with filing or reporting requirements of any other taxing authority.

     4.4 Taxes. Buyer shall be responsible for all sales, use or transfer taxes, if any, due and payable to any government entity as a result of the transactions contemplated by this Agreement.

5.0 Closing

     Provided the Closing Conditions identified in Section 8.0 below have been satisfied, the Closing shall take place on May 31, 2005 (the “Closing”) at the offices of Leary Franke Droppert, Suite 600, 1500 Fourth Avenue, Seattle, WA 98101, at 10:00 a.m., or on such other date, time and place as the parties may mutually agree.

6.0 Seller’s Representations and Warranties

     Except as is otherwise identified in Seller’s Disclosure Memorandum, which is attached to this Agreement as Schedule 6, Seller represents and warrants to Buyer as of the date of this Agreement, and shall represent and warrant as of the date of Closing, that:

     6.1 Organization. Seller is a limited liability company, duly organized and validly existing under the laws of the State of Washington, and in good standing under the laws of the State of Washington.

     6.2 Authorization. Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated thereby. This Agreement has been, and each document to be delivered under this Agreement, at Closing shall be, duly executed and constitute the valid, binding obligation of Seller, enforceable against Seller in accordance with its respective terms.

     6.3 No Violations. Neither the execution nor the delivery of this Agreement or any other document or agreement contemplated by it, will materially violate or breach any of Seller’s (i) corporate documents, (ii) the provisions of any other agreement to which Seller is a party, or (iii) any order, injunction, statute, rule, regulation by which Seller is bound, and by which any Asset may be affected or encumbered. The Sellers are not required to give notice to, make a filing with, or obtain the authorization, consent or approval of any third party, including without limitation any governmental entity or court, in order for the parties to consummate the transactions contemplated by this Agreement.

     6.4 Absence of Changes. Seller has conducted the Business in the ordinary course since April 1, 2005 until Closing, including without limitation not causing or suffering any event, change or effect that is materially adverse to the Business.

     6.5 Taxes. Seller has paid all taxes owing and filed all returns required to be filed with respect to the Assets and Business as of the date of this Agreement, and will have done so as of the date of Closing, except to the extent Seller is not yet required to do so or has, in good faith, timely filed an objection or opposition to payment of same (with respect to which Seller shall retain responsibility to file and pay when due, and shall indemnify Buyer from all liability with respect thereto, including but not limited to personal property taxes for the period prior to Closing).

     6.6 Title. Seller has, and shall deliver to Buyer at Closing, good and marketable title to the Assets, free and clear of any lien, security interest, encumbrance or other restriction on transfer.

     6.7 Compliance with Laws. Seller has and shall until Closing, conduct the Business in compliance with all applicable statutes, rules, regulations, permits, licenses and similar requirements of any applicable government entity or court, and compliance with hazardous material and other environmental compliance requirements.

     6.8. Litigation. The Assets, Business, and the transactions contemplated by this Agreement are not subject to any pending, or to Seller’s knowledge, threatened, action, suit, proceeding, hearing, investigation, claim, judgment, order, decree, injunction, charge or similar requirement, in law or equity, civil, criminal or otherwise.

     6.9 No Broker Arrangement. Seller has made no arrangement, agreement or contract with any broker or agent with respect to the transaction contemplated by this Agreement. Should any claim for a commission or finder’s fee be asserted by any third party as a result of the act or omission of either party, then the party alleged to have agreed to pay such commission or fee shall be solely responsible therefore, and shall indemnify, defend, and hold the other party harmless from any and all loss, damage, liability, cost, or expense, including, without limitation, attorneys’ fees, suffered or incurred by it arising out of or relating to any claim for commission or fee made by any such agent or broker.

     6.10 Material Misrepresentations or Omissions. To the best of Seller’s knowledge, no material information provided to the Buyer in connection with this Agreement, or with respect to the Assets or Business is false or misleading in any material respect, including without limitation, all Schedules to this Agreement.

7.0 Buyer’s Representations and Warranties

     Except as is otherwise identified in Buyer’s Disclosure Memorandum, which is attached to this Agreement as Schedule 7, the Buyer represents and warrants to Seller as of the date of this Agreement, and shall represent and warrant as of the date of Closing, that:

     7.1 Organization. Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Washington.

     7.2 Authorization. Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated thereby. This Agreement has been, and each document to be delivered under this Agreement at Closing shall be duly executed and constitute the valid, binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     7.3 No Violations. Neither the execution nor the delivery by Buyer of this Agreement or any other document or agreement contemplated by it, will constitute any violation or breach of Buyer’s corporate documents or of the provisions of any other agreement to which Buyer is a party. Buyer is not required to give notice to, make a filing with, or obtain the authorization, consent or approval of any third party, including without limitation any governmental entity or court, in order for the parties to consummate the transactions contemplated by this Agreement.

     7.4 No Finders. Buyer has not taken any action that will result in any liability of or claim against Seller for a broker’s commission, finder’s fee or other like payment related to the transactions contemplated by this Agreement.

     7.5 Material Representations or Omissions. To the best of Buyer’s knowledge, no material information provided to the Seller in connection with this Agreement is false or misleading in any material respect.

     7.6 Available Funds. Buyer has sufficient funds available to consummate the transactions contemplated by this Agreement.

     7.7 No Broker Arrangement. Buyer has made no arrangement, agreement or contract with any broker or agent with respect to the transaction contemplated by this Agreement. Should any claim for a commission or finder’s fee be asserted by any third party as a result of the act or omission of either party, then the party alleged to have agreed to pay such commission or fee shall be solely responsible therefore, and shall indemnify, defend, and hold the other party harmless from any and all loss, damage, liability, cost, or expense, including, without limitation, attorneys’ fees, suffered or incurred by it arising out of or relating to any claim for commission or fee made by any such agent or broker.

8.0 Closing Conditions

     8.1 Buyer’s Conditions. Buyer’s conditions to Closing or its obligations under this Agreement shall be subject to Seller’s fulfillment (or Buyer’s waiver) prior to Closing of each of the following conditions:

          8.1.1 Seller shall have provided Buyer with a certified Resolution of its Board of Directors approving and authorizing the transactions contemplated by this Agreement.

          8.1.2 Seller shall have provided the Buyer with bills of sale, assignments, consents and such other instruments of transfer or approval, all in a form reasonably satisfactory to Buyer, as are reasonably necessary to convey fully and effectively to Buyer the Assets and the Liabilities in accordance with the terms of this Agreement.

          8.1.3 Seller shall have provided Buyer with audited financial statements for the period ending December 31, 2004, and unaudited financial statements for the period ending April 30, 2005, and thereafter on a monthly basis, as soon as they are reasonably available, all prepared in accordance with GAAP.

          8.1.4 Buyer shall have obtained a UCC search in the State of Washington, confirming that there are no liens outstanding against the Assets, except those which shall be satisfied at Closing, or which are otherwise waived by Buyer.

          8.1.5 Seller shall have adopted an amendment to its Charter changing Seller’s name so that it does not include the words “ProCam Machine”, and shall have executed and delivered to Buyer a Certificate of Amendment to that effect, appropriate for filing with the Washington Secretary of State.

          8.1.6 No litigation shall have been instituted or threatened against Seller to restrict or prohibit the transactions contemplated by this Agreement.

          8.1.7 Buyer shall have entered into an Employment Agreement with Bruce Campbell with terms and conditions to be negotiated by them.

          8.1.8 All representations and warranties of the Seller shall be true as of the Closing, and Seller shall have delivered to Buyer a certificate to that effect.

          8.1.9 Seller shall have in all material respects duly performed and complied with its respective obligations under this Agreement.

     8.2 Seller’s Conditions. Seller’s obligations under this Agreement shall be subject to Buyer’s fulfillment (or Seller’s waiver) prior to Closing of each of the following conditions:

          8.2.1 Buyer shall have provided Seller with a certified Resolution of its Board of Directors approving and authorizing the transactions contemplated by this Agreement.

          8.2.2 Buyer’s delivery to Seller of the Purchase Price in a form consistent with the terms of Section 4.1.

          8.2.3 Buyer shall have executed an Escrow Agreement pursuant to Section 4.2 hereto.

          8.2.4 No litigation shall have been instituted or threatened against Buyer to restrict or prohibit the transactions contemplated by this Agreement.

          8.2.5 All representations and warranties of the Buyer shall be true as of the Closing, and Buyer shall have delivered to Seller a certificate to that effect.

          8.2.6 Buyer shall have in all material respects duly performed and complied with its respective obligations under this Agreement.

9.0 Further Agreements

     9.1 Additional Documents and Assistance. Each of the parties shall execute and deliver such other instruments and documents and provide such other assistance as the other party may reasonably request in furtherance of the transactions contemplated by this Agreement. Notwithstanding any other provision of this Agreement, Seller shall also be entitled to retain a copy of such books and records of the Business, and be provided access to Seller’s former employees related to the Business to the extent they remain in Buyer’s employ, as it may reasonably require for the limited purpose of concluding its operations, and the preparation and filing of Seller’s financial statements, tax returns, and applicable government and shareholder reports and disclosures. Buyer shall preserve and keep the books and records of Seller that Buyer obtains pursuant to the transactions contemplated hereby, and Seller shall preserve and keep any such books and records that they may retain with respect to the Business, for a period of five (5) years after Closing. All such records shall be made reasonably available to Seller or Buyer, as the case may be, in accordance with this Section 9.1.

     9.2 Use of Facilities. For a period from Closing through July 31, 2005, Seller shall provide to Buyer, at no additional cost (including no cost for routine use of utilities), commercially reasonable access to Buyer’s facilities located at 18421 Bothell-Everett Hwy., Mill Creek, Washington (the “Facilities”). Buyer shall be permitted to use the Facilities to store equipment, material and inventories and to conduct business operations, and will take due care to abide by and conform to Seller’s then current lease obligations with respect to use of the Facility. Buyer also hereby agrees to indemnify and hold Seller, and Seller’s owners, officers, directors and employees, harmless from any claim, liability or cost (other than the cost of rent or routine utilities) arising in any way related to Seller’s use or conduct of operations in the Facilities, including without limitation, related to or arising from Buyer’s employment of individuals in the Facilities.

     9.3 Non-Solicitation. Prior to any termination of this Agreement, Seller agrees to deal exclusively with Buyer with respect to the matters referred to in this Agreement, and Seller will not directly or indirectly solicit or otherwise encourage any offer, offer to negotiate or enter into any agreement with a third party related to the Assets or the Business (other than transactions in the ordinary course of business).

     9.4 Employees. Buyer will offer employment to the employees of Seller who are involved with the Business. As of the Closing Date, Seller shall (i) terminate the employment of all employees business with the exception of Bob Hawks and Dennis Speer; (ii) pay-out to such employees any and all amounts owed against earned or accrued compensation and benefits; and (iii) will not take any action to induce its employees not to accept employment with Buyer or otherwise hinder their potential employment with Buyer. For any employee of Seller so hired by Buyer, Seller agrees not to solicit or hire any such employee so long as such employee is an employee of Buyer.

     9.5 Non-Competition. In consideration of the transactions contemplated by this Agreement, Seller agrees, for a period of three years from Closing, not to compete with Buyer by engaging in a business which in any way competes with the Business (as defined in Section 1.0); by using, or facilitating use by any other party of any information related to the Business for a purpose competitive with the Business; or by directly or indirectly incenting, influencing or otherwise inducing any entity to any way either not do business with or cease doing business with Buyer. To further facilitate enforcement of this provision, Seller agrees to provide Buyer at Closing with written assignment of all non-compete covenants of Buyer’s present employees, which employees are identified in Schedule 9.5.

     9.6 Indemnification by Seller. Effective as of Closing, Seller will defend, indemnify, and hold harmless Buyer from and against any and all losses, costs, damages, liabilities, fees, (including without limitation, attorney’s fees) and expenses (collectively “Damages”) that Buyer incurs directly or indirectly as a result of: (i) any breach (or alleged breach) of Seller’s representations, warranties and obligations in and under this Agreement, or (ii) any liabilities or obligations of Seller not assumed by Buyer.

     9.7 Indemnification by Buyer. Effective as of Closing, Buyer will defend, indemnify, and hold harmless Seller from and against any and all losses, costs, damages, liabilities, fees, (including without limitation, attorney’s fees) and expenses (collectively Damages) that Seller incurs directly or indirectly as a result of: (i) any breach (or alleged breach) of Buyer’s representations, warranties and obligations in and under this Agreement, or (ii) any obligations or liabilities of Seller assumed by Buyer or otherwise arising in relation to the Business following the Closing, or related to Buyer’s use of the Facilities pursuant to Section 9.2 herein.

     9.8 Transition Assistance. For a period from Closing through July 31, 2005, the Seller shall cause Dennis Speer to provide to Buyer, at no charge to Buyer, up to 40 hours per week of transition consulting services.

10.0 Miscellaneous Terms

     10.1 Publicity. The parties agree that any public announcement(s) of the transactions contemplated by this Agreement shall be in a form and at a time to be mutually agreed upon by the parties, which agreement shall not be unreasonably withheld or delayed.

     10.2 Notice. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally, by a receipted overnight courier, by confirmed facsimile, or seventy-two (72) hours after being deposited in the regular mail, as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile as set forth below, or as subsequently modified by a written notice:

If to Buyer to:	If to Seller to:

ProCam Machine, LLC	Monroe Machined Products, Inc.
18421 Bothell Everett Hwy.	1422 S. 192nd
Suite 150	Seatac, WA 98148
Mill Creek, WA 98012
Fax: (425) 488-6554	Fax: (206) 242-9551
Attention: President	Attention: President

With a copy to Seller’s Counsel:	With a copy to Buyer’s Counsel:

Leary Franke Droppert	William F. Almon, P.S.
1500 Fourth Avenue, Suite 600	111 S. 33rd Street, Suite 100
Seattle, WA 98101	Yakima, WA 98901
Fax: 206-343-8895	Fax: 509-966-7183
Attention: V. Marc Droppert	Attention: William F. Almon

     10.3 Confidentiality. The parties agree they will disclose and exchange confidential and commercially sensitive information concerning their respective finances and operations only to the extent such information is reasonably necessary to negotiate and accomplish the transaction contemplated by this Agreement. The information so obtained may only be used by the parties for purposes of this transaction and for no other purpose, and will not be conveyed or communicated to any employee or agent of the other party unless the employee or agent has a need to know the information in connection with these transactions. In the event this Agreement is terminated for any reason, all confidential information provided by one party to the other will be either returned to the party which produced it or destroyed in a manner which renders it unusable by any party.

     10.4 Successors and Assigns. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties and their successors and permitted assigns, any right, remedy or claim under or by reason of this Agreement.

     10.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only, and are not to be considered in construing or interpreting this Agreement.

     10.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one instrument.

     10.7 Advice of Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek legal advice or has waived the right thereto, and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement. This Agreement will not be construed against any party by reason of the drafting or preparation thereof.

     10.8 Expenses. Each party shall pay all costs and expenses incident to negotiation and preparation of this Agreement and to its performance, including the fees, expenses and disbursements of its counsel and accountants, whether or not the transactions contemplated by this Agreement are consummated.

     10.9 Governing Law. This Agreement, and all acts and transactions pursuant to it, and the rights and obligations of the parties under it, shall be governed and construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

     10.10 Dispute Resolution. Any dispute between the parties to this Agreement shall be exclusively determined according to the following procedures:

          10.10.1 Upon either party providing the other with written notice summarizing the dispute and requesting a meeting of the Presidents of each party. Such meeting shall be scheduled within twenty (20) days of the receipt of notice, unless extended by mutual agreement. If such meeting is not held within twenty (20) days of the receipt of notice (or within a mutually agreed upon extended period), and if such meeting does not result in a mutually acceptable resolution within thirty (30) days following receipt of notice, either party may, by written notice to the other, refer the dispute for mediation.

          10.10.2 The parties shall mutually agree on the appointment of mediator within thirty (30) days following receipt of notice of mediation (or if they are unable to do so, either party may petition the American Arbitration Association for the appointment of a mediator) and a nonbinding mediation shall occur within sixty (60) days of such notice.

          10.10.3 If the parties are unable to reach a mutually acceptable resolution of the dispute through mediation, the parties shall submit any dispute to binding arbitration in accordance with the rules and procedures of the American Arbitration Association. The arbitrator shall award the prevailing party a reasonable allowance for attorneys’ fees and arbitration expenses. Any arbitration shall be held in King County, Washington.

     10.11 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event the parties cannot reach a mutually agreeable and enforceable replacement for such provision, (i) such provision will be excluded from this Agreement, (ii) the balance of the Agreement will be interpreted as if such provision were so excluded, (iii) the balance of the Agreement will be enforceable in accordance with its terms.

     10.12 Survival. Seller’s and Buyer’s representations, warranties, indemnities and guaranties shall come, where applicable, be deemed be made again at, and as of Closing, and shall survive the Closing of this transaction for a period of one year.

     10.13 Complete Agreement. This Agreement, and any schedules and exhibits referred to in it constitute the entire agreement between the parties pertaining to the subject matter of it, and merge all prior negotiations related to the transactions contemplated by it. Except for continuing obligations of confidentiality, any payment of obligations incurred by one party to the other prior to Closing according to their terms, and except as otherwise expressly set forth in this Agreement, any and all other written or oral agreements existing between the parties hereto, either directly or as successor in interest, regarding such transactions are expressly cancelled, and have no force and effect. Any term of this Agreement may be amended or waived only with the written consent of all parties or their respective successors and permitted assigns.

This Agreement is hereby executed by the parties to be effective as of the date first indicated above.

PROCAM MACHINE, LLC		MONROE MACHINED PRODUCTS, INC

By:	/S/ DENNIS SPEER	By:	/S/ BHRETT MONROE

Name:	DENNIS SPEER	Name:	BHRETT MONROE
Title:	GENERAL MANAGER	Title:	PRESIDENT

ADDENDUM TO THE ASSET PURCHASE AGREEMENT

This Addendum to the Asset Purchase Agreement (“Agreement”), previous entered into as of May 24, 2005, by and between ProCam Machine LLC (“Seller”) and Monroe Machined Products, Inc. (“Buyer”), is entered into effective as of May 31, 2005, as follows:

1.	As the Buyer may not be able to make necessary arrangements to provide payroll and employee benefits to former employees of ProCam, which Buyer wishes to employ as of June 1, 2005, ProCam agrees to employ, compensate and provide employee benefits to any such individuals as designated by Buyer, from among those identified on Attachment A, for a period not to exceed June 30, 2005, subject to the following further understandings:

1.1	All individuals, so designated, will be compensated at the compensation rates identified on Attachment A. Compensation will include applicable overtime for any employee eligible for overtime hours.

1.2	ProCam will additionally provide any such employees with statutory, health and welfare and other employee benefits, consistent with those provided to them by Seller prior to the Closing, and Buyer agrees to reimburse Seller for all costs incurred by Seller in providing such benefits, including without limitation, employment taxes, insurance premiums, and vacation accruals. It is recognized by Buyer that some of such benefits may directly relate to the level of compensation paid (e.g. social security withholding), and that periodic costs may apply to others (e.g., health benefits accrue and are payable in month increments), and that Buyer will be responsible for all related costs incurred by Seller.

1.3	Buyer retains the right to request Seller to terminate the services of any such employee by providing Seller with not less than 3 business days prior written notice. Seller agrees to provide Buyer with notice of any employee termination as soon as it is reasonably able to do so.

1.4	Buyer shall provide Seller with advance funding of any payroll and benefits amounts, based Seller’s reasonable projections, (and subject to adjustment to actual costs incurred) and shall reimburse Seller for any other related costs incurred immediately upon Buyer’s receipt of Seller’s invoice.

1.5	In consideration for Seller’s providing contract employment services under this Addendum, Buyer agrees to indemnify and hold Seller, its owners, officers and directors harmless against any claim, loss or liability incurred by Seller as a result of providing contract employment services to Buyer under this Addendum, including any claims by third parties related to any such employee’s actions or failures to act during the period after Closing.

2.	Except as expressly amended in this Addendum, the Agreement shall remain in full force and effect.

This Addendum has been executed by the parties to be effective as of the date indicated above.

PROCAM MACHINE, LLC		MONROE MACHINED PRODUCTS, INC

By:	/S/ DENNIS SPEER	By:	/S/ BHRETT MONROE

Name:	DENNIS SPEER	Name:	BHRETT MONROE
Title:	GENERAL MANAGER	Title:	PRESIDENT

Attachment A

Employees